SPI Energy Co., Ltd.

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

November 18, 2016

Via EDGAR

Martin James, Senior Assistant Chief Accountant

Eric Atallah, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Heather Percival

Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  SPI Energy Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed May 17, 2016

File No. 001-37678

Dear Mr. James, Mr. Atallah, Ms. Tillan, Ms. Percival and Mr. Buchmiller:

This letter sets forth the Company’s response to the comments contained in the letter dated October 27, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2015 20-F. The “Company” is used in this letter to refer to SPI Energy Co., Ltd. and its subsidiaries. The Staff’s comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 22 — Stockholders’ Equity

(c) Statutory reserve, page F-43

1.     We note your response to comment 5. As previously requested, please provide us with your calculation of restricted net assets as of December 31, 2015 and 2014, as calculated under Rules 4-08(e)(3) and 5-04 of Regulation S-X. Additionally, explain to us the significant components of the change in your restricted net assets as of December 31, 2015. In this regard, we note that your calculation of restricted net assets as of December 31, 2015 decreased from $121.3 million as disclosed in your Form 20-F to $47.0 million as disclosed in your response dated August 12, 2016.

The calculation of restricted net assets related to its PRC subsidiaries as of December 31, 2015 and 2014, as calculated under Rules 4-08(e)(3) and 5-04 of Regulation S-X, is as follows:

	December 31, 2015			December 31, 2014
USD’000	Combined	Elimination of investment between PRC subsidiaries	Consolidated total	Combined	Elimination of investment between PRC subsidiaries	Consolidated total
Paid in capital and statutory reserves of PRC subsidiaries	222,126	(74,348)	147,778	108,951	(6,930)	102,021
Accumulated losses of PRC subsidiaries	(100,805)	—	(100,805)	(1,028)	—	(1,028)
Restricted net assets	121,321	(74,348)	46,973	107,923	(6,930)	100,993

The Company advises the Staff that certain PRC subsidiaries made capital injection into other PRC subsidiaries in 2015. As shown in the above table, the capital investment between PRC subsidiaries were not eliminated in calculating the restricted net assets of $121.3 million for disclosure in the Company’s 2015 20-F. After taking into account such elimination, the restricted net assets as of December 31, 2015 should be approximately $47 million, which is less than 25% of the Company’s consolidated net assets as of that date, as per our response dated August 12, 2016. The Company also respectfully submits that the restricted net assets as of December 31, 2014 was approximately $101 million, which exceeds 25% of the Company’s consolidated net assets as at that date. The Company respectfully advises the Staff that it would cause undue hardship and substantial time and cost to the Company if it has to prepare Schedule 1 in connection with the audited financial statements for 2014 at this point of time.  The Company would appreciate the Staff's understanding and permission to let the Company continue with its filing of an amendment to Form 20-F for 2015 pursuant to the Staff's request in previous comment letters without including Schedule 1 for 2014.

Note 29 — Segment information, page F-52

2.     We note from your response to comment 8 that for purposes of allocating resources and assessing performance your CODM reviews operating data for each of your individual projects. In light of your representation, please explain to us why you believe that these individual projects are not operating segments based on the criteria outlined in ASC 28010-50-1.

The Company would like to clarify that our previous response to comment 8 in our letter dated October 14, 2016 is a factual statement about the type of operating data that would be provided to the Chairman when the data request is made by the Chairman. As per our response to comment 22 in our letter dated August 16, 2016, such operating data were provided to the CODM upon his request and not on a regular basis. The Company had over one hundred projects on hand from time to time during the year ended December 31, 2015. The CODM, the sole person within the Company to make any decision about investment and resources allocation, may request operating data of selected projects from time to time but he was not provided with detailed or summarized operating data for all of the Company’s projects at any point in time. Therefore, the Company advises the Staff that the CODM did not review the operating data of the Company’s projects on a regularly basis or for the purpose of allocating resources and assessing performance. Accordingly, the Company determined that these individual projects are not operating segments based on the criteria outlined in ASC 280-10-50-1. As per our previous responses, the Company revisited its strategy in 2014 and decided to commence a global project development business by quickly ramping up a portfolio of global solar projects through acquisitions. Since the second half of 2014, the Company acquired various projects for the above purpose. The CODM allocates resources based on his view of the global PV industry trends and development. He regularly reviewed quarterly and annual consolidated financial statements of the Group to assess the availability of funding and determine the projects to be acquired or invested with a focus on expansion. The Company did not carry out any manufacturing business. All solar panels and inverters used for the Company’s EPC projects, build-and-transfer projects, build-and-operate projects and for sales by Solar Juice are acquired from external vendors including Trina Solar, JA Solar, Risen and LG, SMA, ABB, Fronius, ZeverSolar and Solax.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 21 8012 9001 or the Company’s U.S. counsel, Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863 and +852 3740-4835, respectively.

Very truly yours,

/s/ Guanning Liang
Name: Guanning Liang
Title: Chief Financial Officer

cc:           Xiaofeng Peng, Chief Executive Officer, SPI Energy Co., Ltd.

Jamie Zhang, General Counsel, SPI Energy Co., Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP